AB 4/5

[redacted]

12012634

S
ECOMMISSION
20549

BB 3/12

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2012
WASH, D.C.
196

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50594

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penates Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6263 N Scottsdale Road, Suite 290
(No. and Street)

Scottsdale (City) Arizona (State) 85250 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John O'Brien (480) 473-3344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 S Yosemite Street, Suite 600 (Address) Denver (City) Colorado (State) 80237 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26

OATH OR AFFIRMATION

I, John O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penates Group, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RANDOLPH EDELMAN
Commission # 1863472
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2013

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL PURPOSE ACKNOWLEDGMENT

STATE OF CALIFORNIA }
COUNTY OF LOS ANGELES } ss.

On FEBRUARY 28, 2012 before me, RANDOLPH EDELMAN Notary Public personally appeared JOHN P OBRIEN who proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under Penalty of Perjury under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Randolph Edelman

RANDOLPH EDELMAN
Commission # 1863472
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2013

(NOTARY SEAL)

ATTENTION NOTARY: **Although the information requested below is OPTIONAL, it could prevent fraudulent attachment of this certificate to another document.**

THIS CERTIFICATE **MUST** BE ATTACHED TO THE DOCUMENT DESCRIBED AT RIGHT.

Title of Document Type ANNUAL AUDITED REPORT FORM X-17A-5
Number of Pages 3 Date of Document 02-28-2012
Signer(s) Other Than Named Above NONE

PENATES GROUP, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2011

Penates Group, Inc.
Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-9
SUPPLEMENTAL INFORMATION	
Schedule I – Computation of Net Capital Under Rule 15c3-1 Of the Securities and Exchange Commission	10
Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c-3	11
Independent Auditors' Report on Internal Control	12-13

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Penates Group, Inc.

We have audited the accompanying statement of financial condition of Penates Group, Inc., as of December 31, 2011, and the related statements of operations, stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penates Group, Inc., as of December 31, 2011, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Schenkein, LLP

Denver, Colorado
February 27, 2012

Penates Group, Inc.
Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$	62,150
Receivable from clearing organization		18,261
Accrued revenues receivable		5,900
Prepaid expenses and deposits		2,141
	$	88,452

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	8,538
Related party accounts payable		11,077
		19,615
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000,000 shares authorized, 25,000 issued and outstanding		25,000
Additional paid-in capital		1,500
Retained earnings		42,337
		68,837
	$	88,452

The accompanying notes are an integral part of these financial statements.

Penates Group, Inc.
Statement of Operations
For The Year Ended December 31, 2011

REVENUES	
Brokerage commissions	$ 274,053
Interest	28
Total revenues	274,081
EXPENSES	
Employee compensation	95,981
Clearing costs	106,032
Professional fees	10,406
Other expenses	68,079
Total expenses	280,498
Net (Loss)	$ (6,417)

The accompanying notes are an integral part of these financial statements.

Penates Group, Inc.
Statement of Stockholder's Equity
For the Year Ended December 31, 2011

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance, December 31, 2010	25,000	$ 25,000	$ 1,500	$ 48,754	$ 75,254
Net income	-	-	-	(6,417)	(6,417)
Balance, December 31, 2011	25,000	$ 25,000	$ 1,500	$ 42,337	$ 68,837

The accompanying notes are an integral part of these financial statements.

Penates Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2011

OPERATING ACTIVITIES		
Net income (Loss)	$	(6,417)
Adjustments to reconcile net(loss) to net cash		
(used in) operating activities:		
Depreciation		2,035
Changes in:		
Receivable from clearing organization		10,137
Related party accounts payable		(26,741)
Prepaid expenses and deposits		6,078
Accounts payable and accrued expenses		3,538
Net cash (used) operating activities		(11,370)
INVESTING ACTIVITIES		
Net cash provided by investing activities		-
FINANCING ACTIVITIES		
Net cash provided by financing activities		-
NET DECREASE IN CASH		(11,370)
CASH AT BEGINNING OF YEAR		73,520
CASH AT END OF YEAR	$	62,150
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$	-

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Penates Group, Inc. (the Company), is an S Corporation, which was formed under the laws of the State of Arizona on August 27, 1997. Business operations began in October 1997, with operating revenue beginning in March 1998. The Company is a licensed broker/dealer operating in metropolitan Scottsdale, Arizona, registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Regulatory Authority ("FINRA"). The Company limits its activity to selling mutual fund investments, annuities, and general securities on a fully-disclosed basis.

The Company operates under the provisions of Paragraph (d)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid assets having a maturity of three months or less to be cash equivalents.

Securities Available for Sale

Securities available for sale consist of securities not classified as trading securities or as securities to be held to maturity.

Securities Transactions

Proprietary securities transactions, commission revenue and related party expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker/dealer for transactions executed but not yet settled.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Income Taxes

The Company and its stockholders have elected to be taxed as an S Corporation for income tax purposes. Under such election, the Company is not subject to corporate income taxes. Instead, the stockholders are liable for income taxes on their proportionate shares of the Company's taxable income.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful life of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2011. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values because they are short term in nature. These financial instruments include cash, receivable from clearing organization, accrued revenues receivables, accounts payable and accrued expenses and related party accounts payable.

Note 2 – Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $55,796, which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 32% at December 31, 2011.

Note 3 – Reserve Requirements

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

Note 4 – Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipts and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein, the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 5 – Operating Leases

The Company leases its Scottsdale office under an operating lease that requires annual payments of $25,443 for 2012, $25,957 for 2013, $26,471 for 2014 and $22,488 for 2015 and expires October 31, 2015. The commencement date of the lease was July 1, 2010. Lease payments for the year ended December 31, 2011 was $12,078. The lease is guaranteed by the stockholder and president and requires the Company to reimburse the lessor for its portion of real estate taxes and expenses each year. This office lease is part of an expense sharing arrangement with a related party that shares the office space.

Note 5 – Operating Leases (Continued)

During December 2009, the Company agreed to an operating lease in New York. This lease requires annual payments of $42,942 for 2011 and two monthly payments totaling $5,052 in 2012. The lease expires on February 28, 2012. Rent expense for the year ended December 31, 2011 was $48,981.

Note 6 – Subsequent Events

Management of the Company has evaluated all subsequent transactions through the date the financial statements were available to be issued. It has been determined that there are no subsequent events that require disclosure.

Penates Group, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2011

Stockholder's equity per Statement of Financial Condition	$	68,837
Less: Total nonallowable assets		(8,041)
Net Capital	$	60,796
Aggregate indebtedness - items included in financial statements	$	19,615
Basic net capital requirement	$	5,000
Excess net capital	$	55,796
Ratio aggregate indebtedness to net capital		32%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2011:	$	72,388
Audit adjustments:		
Reclassification of assets as allowable		15,000
Reclassification of assets as nonallowable		(5,900)
Write-off of prepaid expenses		(6,078)
Additional accrued expenses		(14,614)
Net capital as of December 31, 2011	$	60,796

Penates Group, Inc.
Schedule III - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2011

Penates Group, Inc. relies on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.

Stark Schenkein, LLP
BUSINESS ADVISORS & CPAs

To the Board of Directors of
Penates Group, Inc.

In planning and performing our audit of the financial statements of Penates Group, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), In the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to In the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives, Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Stark Schenkein, LLP

Denver, Colorado
February 27, 2011